

Mail Stop 7010

March 30, 2006

Ms. Katie Fung
Chief Financial Officer
Peak International Ltd.
38507 Cherry Street
Unit G, Newark, California 94560

> **RE:** **Form 10-K for the Fiscal Year ended March 31, 2005**
> **Forms 10-Q for the Fiscal Quarters ended June 30, 2005, September**
> **30, 2005 and December 31, 2005**
> **File No. 0-29332**

Dear Ms. Fung:

We have reviewed your response letter dated March 14, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-Q for the period ended December 31, 2005</u>

<u>Notes to Financial Statements</u>

<u>Note 14 – Asset to be Disposed of by Sale/Other Income</u>

1. We have reviewed your response to comment 4. Given that the gain of $2,189,000 recorded during the quarter ended June 30, 2005 relates to the sale of a building, it is not clear how you determined that the guidance in paragraph 45 of SFAS 144 does not apply. Please revise your financial statements to properly include the gain in your loss from operations on your statements of operations.

2. You disclose that approximately $1,282,000 of the sale proceeds related to the sale of the building is held in escrow as restricted cash to fund contingencies and will not be available for use over the period ending first quarter of fiscal 2008. Please tell us the nature of the contingencies for which these amounts are restricted. Please clarify whether the $1,282,000 was included in your determination of the gain on sale. If so, tell us how you determined this is appropriate given the contingencies.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief